Exhibit (d)(ii)

Execution Version

Hantz Financial Services, Inc.

26200 American Drive

Southfield, MI 48034

September 16, 2026

American Drive Variable Insurance Trust

26200 American Drive

Southfield, MI 48034

Ladies and Gentlemen:

Hantz Financial Services, Inc. (the “Adviser”) hereby undertakes as follows:

In the interest of limiting the expenses of the American Drive Aggressive Allocation Portfolio and American Drive Moderate Allocation Portfolio (each, a “Fund,” and together, the “Funds”), each a series of American Drive Variable Insurance Trust, the Adviser undertakes to reimburse the Funds through December 31, 2027 to the extent, but only to the extent, that the annualized expenses exceed the applicable percentage for the relevant class, as set forth below. This calculation will exclude expenses related to taxes, interest, short interest, short dividend expenses, brokerage commissions and transactional and other investment-related costs and expenses, payments under a Fund’s investment management contract, borrowings, acquired fund fees and expenses, distribution and shareholder servicing fees (whether paid pursuant to a Rule 12b-1 plan or otherwise), foreign tax reclaim expenses, expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary or non-routine expenses such as litigation or potential litigation and indemnification costs, costs incurred in connection with any merger or reorganization with, or the acquisition of all or substantially all of the assets of, another fund, redomiciling the Fund, or expenses incurred in the formation and organization of the Fund and the initial registration and offering of the Fund shares.

American Drive Aggressive Allocation Portfolio:

Class of Shares	Class I	Class S
Expense limitation	0.05%	0.05%

American Drive Moderate Allocation Portfolio:

Class of Shares	Class I	Class S
Expense limitation	0.05%	0.05%

The amount of the expense reimbursement to the Funds (the “Waiver”) (or any offsetting reimbursement by the Fund to the Adviser) shall be computed on an annual basis, accrued daily and paid monthly.

For a period not to exceed three (3) years from the date on which a Waiver is made, the Adviser may recoup amounts waived or assumed, provided the Adviser is able to effect such recoupment and the Fund and each share class will remain in compliance with the applicable expense limit in place at the time of the Waiver at the time of the recoupment. To the extent that such recoupment is due, the Fund shall effect such payment as promptly as possible upon request from the Adviser. To the extent that the full amount of such waived amount or expense assumed cannot be recouped as provided in the previous sentence within such applicable three-year period, such recoupment right shall be extinguished. The Fund’s obligation to make recoupment payments to the Adviser shall survive the termination of this Agreement.

This Agreement shall become effective upon the commencement of the Adviser’s management of the continuous investment program for a Fund. This Agreement shall terminate with respect to a Fund upon the earlier of the termination of the Adviser’s investment management agreement with such Fund or on December 31, 2027.

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Very truly yours,

Hantz Financial Services, Inc.

By:	/s/ John Machcinski
Name:	John Machcinski
Title:	President

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